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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Advanced Analogic Technologies Incorporated

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00752J 10 8 (CUSIP Number)

12/31/05

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

CUSIP No.	00752J 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard K. Williams
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 2,435,546*
6. Shared Voting Power 0
7. Sole Dispositive Power 2,435,546*
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,435,546*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) IN

*	Includes: (i) 239,250 shares which may be acquired within 60 days of December 31, 2005 upon exercise of Common Stock options by the Reporting Person; (ii) 29,804 shares held by Reporting Person as Custodian for Laura Elizabeth Williams under CTMA until Age 18; and (iii) 29,804 shares held by Reporting Person as Custodian for Alyssa Nicole Williams under CTMA until Age 18.

Item 1.	(a)	Name of Issuer: Advanced Analogic Technologies Incorporated

	(b)	Address of Issuer’s Principal Executive Offices: 830 East Arques Avenue, Sunnyvale, CA 94085

Item 2.	(a)	Name of Person Filing: Richard K. Williams

	(b)	Address of Principal Business Office or, if none, Residence: 830 East Arques Avenue, Sunnyvale, CA 94085

	(c)	Citizenship: United States of America

	(d)	Title of Class of Securities: Common Stock, $0.01 par value

	(e)	CUSIP Number: 00752J 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: Richard K. Williams: 2,435,546 shares*

	(b)	Percent of class: Richard K. Williams: 5.6%

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote Richard K. Williams: 2,435,546 shares*

		(ii)	Shared power to vote or to direct the vote N/A

		(iii)	Sole power to dispose or to direct the disposition of Richard K. Williams: 2,435,546 shares*

		(iv)	Shared power to dispose or to direct the disposition of N/A

*	Includes: (i) 239,250 shares which may be acquired within 60 days of December 31, 2005 upon exercise of Common Stock options by the Reporting Person; (ii) 29,804 shares held by the Reporting Person as Custodian for Laura Elizabeth Williams under CTMA Until Age 18; and (iii) 29,804 shares held by the Reporting Person as Custodian for Alyssa Nicole Williams under CTMA Until Age 18.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date

/S/ RICHARD K. WILLIAMS
Signature

Richard K. Williams, President, Chief Executive Officer and Chief Technical Officer
Name/Title